UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                        Aquis Communications Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    038399101
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                                 (CUSIP Number)

                                John B. Frieling
                             Deerfield Capital, L.P.
                         20 North Main Street, Suite 120
                               Sherborn, MA 01770
                                 (508) 647-0081
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                   copies to:
                          William P. Gelnaw, Jr., Esq.
                             Choate, Hall & Stewart
                                 Exchange Place
                                 53 State Street
                                Boston, MA 02109

                                 March 31, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

      NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                                  SCHEDULE 13D

--------------------                  ------------------------------------------
CUSIP No.  038399101                     Page              _____   of ___ Pages
--------------------                  ------------------------------------------
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   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Deerfield Capital, L.P.
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   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS

        OO
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                   |_|
--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Massachusetts
--------------------------------------------------------------------------------
                                 7     SOLE VOTING POWER


            NUMBER OF         --------------------------------------------------
             SHARES              8     SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                   780,280
              EACH            --------------------------------------------------
            REPORTING            9     SOLE DISPOSITIVE POWER
             PERSON
              WITH
                              --------------------------------------------------
                                 10    SHARED DISPOSITIVE POWER

                                       780,280
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        780,280
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                       |_|

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        5.1%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON

        PN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Deerfield Partners, LLC
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS

        OO
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                       |_|

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        Massachusetts
--------------------------------------------------------------------------------
                                 7     SOLE VOTING POWER

                                       222,302
            NUMBER OF         --------------------------------------------------
             SHARES              8     SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                   780,280
              EACH            --------------------------------------------------
            REPORTING            9     SOLE DISPOSITIVE POWER
             PERSON
              WITH                     222,302
                              --------------------------------------------------
                                 10    SHARED DISPOSITIVE POWER

                                       780,280
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,002,582
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                       |_|

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        6.6%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON

        OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        John B. Frieling
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) |_|
                                                                         (b) |X|

--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS

        OO
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                       |_|

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        US
--------------------------------------------------------------------------------
                                 7     SOLE VOTING POWER


            NUMBER OF         --------------------------------------------------
             SHARES              8     SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                   1,002,582
              EACH            --------------------------------------------------
            REPORTING            9     SOLE DISPOSITIVE POWER
             PERSON
              WITH
                              --------------------------------------------------
                                 10    SHARED DISPOSITIVE POWER

                                       1,002,582
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,002,582
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                       |_|

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        6.6%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON

        IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1    NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Mark H. Sandler
--------------------------------------------------------------------------------
   2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) |_|
                                                                         (b) |X|
--------------------------------------------------------------------------------
   3    SEC USE ONLY

--------------------------------------------------------------------------------
   4    SOURCE OF FUNDS

        OO
--------------------------------------------------------------------------------
   5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
        PURSUANT TO ITEMS 2(d) or 2(e)                                       |_|

--------------------------------------------------------------------------------
   6    CITIZENSHIP OR PLACE OF ORGANIZATION

        US
--------------------------------------------------------------------------------
                                 7     SOLE VOTING POWER


            NUMBER OF         --------------------------------------------------
             SHARES              8     SHARED VOTING POWER
          BENEFICIALLY
            OWNED BY                   1,002,582
              EACH            --------------------------------------------------
            REPORTING            9     SOLE DISPOSITIVE POWER
             PERSON
              WITH
                              --------------------------------------------------
                                 10    SHARED DISPOSITIVE POWER

                                       1,002,582
--------------------------------------------------------------------------------
  11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,002,582
--------------------------------------------------------------------------------
  12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                                       |_|

--------------------------------------------------------------------------------
  13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        6.6%
--------------------------------------------------------------------------------
  14    TYPE OF REPORTING PERSON

        IN
--------------------------------------------------------------------------------

Item 1. Security and Issuer.

    This statement relates to shares of Common Stock , $.01 par value per share (the "Common Stock"), of Aquis Communications Group, Inc., a Delaware corporation formerly known as Paging Partners Corporation (the "Issuer"). The Issuer's principal executive offices are located at 1719A Route 10, Suite 300, Parsippany, NJ 07054.

Item 2. Identity and Background

    This statement is being filed jointly by (i) Deerfield Capital, L.P., a Massachusetts limited partnership ("Deerfield Capital"), (ii) Deerfield Partners, LLC, a Massachusetts limited liability company ("Deerfield Partners"),
(iii) Mr. John B. Frieling and (iv) Mr. Mark H. Sandler (collectively referred to herein as the "Reporting Persons"). The Reporting Persons are filing this statement jointly pursuant to a Joint Filing Agreement attached hereto as Exhibit A.

    The principal business of Deerfield Capital is to acquire, hold and dispose of investments in companies. The principal business of Deerfield Partners is to act as a general partner of Deerfield Capital, to conduct merchant and investment banking activities and to render financial and management advisory services not involving the sale of securities to client companies. Deerfield Partners is the General Partner of Deerfield Capital. Mr. Frieling and Mr. Sandler are the Managing Directors and principal equity holders of Deerfield Partners, and serving in such capacity is their principal occupation and employment.

    The principal office or business address of Deerfield Capital, Deerfield Partners and Mr. Frieling is 20 North Main Street, Suite 120, Sherborn, MA 01770. Mr. Sandler's principal business address is One Darling Drive, Avon, CT 06001. Mr. Frieling and Mr. Sandler are citizens of the United States of America.

    None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Reporting persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

    See Item 4 below.

Item 4. Purpose of Transaction.

    During 1997 and 1998, Deerfield Capital and Deerfield Partners acquired capital stock of Aquis Communications, Inc., a Delaware corporation formerly known as BAP Acquisition Corp. ("Aquis"), in the ordinary course of business.

    On March 31, 1999, Paging Partners Merger Corporation, a Delaware corporation and a wholly-owned subsidiary of the Issuer ("Sub"), merged with and into (the "Merger") Aquis, with Aquis surviving the Merger and becoming a wholly-owned subsidiary of the Issuer, pursuant to the terms of an Agreement and Plan of Merger dated as of November 6, 1998, as amended (the "Merger Agreement"), by and among the Issuer, Aquis and Sub. As a result of the Merger, the former stockholders of Aquis (including Deerfield Capital and Deerfield Partners) collectively acquired approximately 58.5% of the outstanding voting securities of the Issuer. In the Merger, each share of Common Stock of Aquis, $.001 par value per share ("Aquis Common Stock"), was converted into the right to receive 88.92076 shares of the Common Stock. Pursuant to the Merger Agreement, Deerfield Capital received 780,280 shares of the Common

Stock in exchange for 8,775 shares of Aquis Common Stock owned by it and Deerfield Partners received 222,302 shares of the Common Stock in exchange for 2,500 shares of Aquis Common Stock owned by it. In connection with the Merger, Deerfield Partners received a fee from Aquis in the amount of $100,000. Additionally, in connection with the Merger and pursuant to the Merger Agreement, immediately after the effective time of the Merger the Issuer's Board of Directors was reconstituted and Mr. Frieling was elected as a Director of the Issuer. A copy of the Merger Agreement is filed herewith as Exhibit B and is incorporated in its entirety herein by reference.

    The shares of the Common Stock issued to Deerfield Capital and Deerfield Partners are not registered under the Securities Act of 1933, as amended (the "Securities Act"); however, such shares are subject to a Registration Rights Agreement dated as of March 31, 1999, among the Issuer, Aquis, the Aquis Stockholders (as named therein) and the Original Stockholders (as named therein, and collectively with the Aquis Stockholders, the "Stockholders"). Subject to the terms and conditions contained therein, the Stockholders holding a majority of the shares of the Common Stock subject to such Registration Rights Agreement may demand, at any time on or after October 1, 2000, registration of their shares of the Common Stock under the Securities Act by the Issuer in a firm commitment, underwritten public offering with a minimum anticipated aggregate net offering price of at least $5,000,000. Subject to certain conditions set forth therein, the Issuer is obligated under the Registration Rights Agreement to effect up to three such registrations. In addition, at any time on or after October 1, 2000 and upon the demand of any of the Stockholders, the Issuer is obligated to effect up to three registrations on Form S-3 (if available) with a minimum anticipated aggregate offering price of $1,000,000. Subject to the terms and conditions of the Registration Rights Agreement, Deerfield Capital and Deerfield Partners also have "piggy back" rights to have their shares included for registration under the Securities Act in any registration statement (other than a registration statement filed with respect to an employee benefit plan or securities sold under Rule 145 under the Securities Act) filed by the Issuer after October 15, 1999. A copy of the Registration Rights Agreement is filed herewith as Exhibit C and is incorporated in its entirety herein by reference.

    Except as described herein, none of the Reporting Persons has any present plan or proposal which relates to, or could result in, any of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. However, the Reporting Persons will continue to review the business of the Issuer and may in the future propose that the Issuer take one or more of such actions. Each of the Reporting Persons reserves the right to acquire more shares or dispose of shares of the Common Stock from time to time, subject to market conditions, other investment opportunities and other factors. In addition, in his capacity as a Director of the Issuer, Mr. Frieling may be expected from time to time to act on matters covered by Item 4 of Schedule 13D. Finally, prior to the Merger, Deerfield Partners performed investment banking and consulting services for Aquis. Deerfield Partners is presently performing certain investment banking and consulting services for Aquis and it is anticipated that Deerfield Partners may provide additional investment banking and similar services for the Issuer, Aquis or their affiliates in the future on customary terms (including fees).

Item 5. Interest in Securities of the Issuer.

    (a) Deerfield Capital is the direct record owner of 780,280 shares of the Common Stock, which constitutes approximately 5.1% of the total number of outstanding shares of the Common Stock immediately following the consummation of the Merger. Deerfield Partners is the direct record holder of 222,302 shares of the Common Stock, which constitutes approximately 1.5% of the total number of outstanding shares of the Common Stock immediately following the consummation of the Merger. The percentages set forth in this Schedule 13D are based upon 15,219,076 shares of the Common Stock outstanding as of April 9, 1999, which number was provided by the Issuer.

    (b) As the General Partner of Deerfield Capital, Deerfield Partners indirectly has the sole power to vote or direct the vote and to dispose or direct the disposition of the shares of the Common Stock beneficially owned by Deerfield Capital. As a result, for the purposes of Rule 13d-3 promulgated under the Securities Exchange Act of 1934 (the "Act"), Deerfield Partners may be deemed to beneficially own the shares of the Common Stock directly owned by Deerfield Capital. As Managing Directors of Deerfield Partners, each of Mr.

Frieling and Mr. Sandler may be deemed to indirectly have the shared power to vote or direct the vote and to dispose or direct the disposition of the shares of the Common Stock beneficially owned by Deerfield Partners, including the shares of Common Stock beneficially owned by Deerfield Capital. As a result, Mr. Frieling and Mr. Sandler may be deemed to beneficially own the Common Stock directly and indirectly owned by Deerfield Partners for the purposes of Rule 13d-3 under the Act. Mr. Frieling and Mr. Sandler disclaim beneficial ownership of the shares of Common Stock held by either of Deerfield Capital and Deerfield Partners, except with respect to their respective ratable interests in Deerfield Partners (and indirectly, Deerfield Capital).

    (c) Except as described in Item 4 above, there has not been any transaction in the Common Stock effected by or for the account of any of the Reporting Persons during the past sixty (60) days.

    (d) Except as described in this Item 5, to the best of the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Reporting Persons.

    (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

    See Item 4 above for a description of the Merger Agreement and the Registration Rights Agreement. As indicated in Item 4, Mr. Frieling is a Director of the Issuer.

Item 7. Material to be filed as Exhibits.

    Filed with this statement as Exhibits are the following documents:

Exhibit A:      Joint Filing Agreement, dated as of April 9, 1999.

Exhibit B:      Agreement and Plan of Merger dated as of November 6, 1998, as amended, by and among Aquis Communications Group, Inc., a Delaware corporation formerly known as Paging Partners
                Corporation, Paging Partners Merger Corporation, a Delaware
                Corporation, and Aquis Communications, Inc., a Delaware corporation formerly known as BAP Acquisition Corp.
                (incorporated by reference from Exhibit A to the Issuer's definitive proxy statement on Schedule 14A (No.
                001-13002) filed on March 15, 1999).

Exhibit C:      Registration Rights Agreement dated as of March 31, 1999 by and among the Issuer and the Stockholders named therein.

    The foregoing descriptions of these Exhibits are qualified in their entirety by reference to the Exhibits themselves.

Signature

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          DEERFIELD CAPITAL, L.P.
                                          By Deerfield Partners, LLC,
                                          its General Partner


      Dated: April 9, 1999                /s/ John B. Frieling
                                          --------------------------------------
                                          By: John B. Frieling,
                                          Managing Director


                                          DEERFIELD PARTNERS, LLC


      Dated: April 9, 1999                /s/ John B. Frieling
                                          --------------------------------------
                                          By: John B. Frieling,
                                          Managing Director


      Dated: April 9, 1999                /s/ John B. Frieling
                                          --------------------------------------
                                          John B. Frieling


      Dated: April 9, 1999                /s/ Mark H. Sandler
                                          --------------------------------------
                                          Mark H. Sandler

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

      In connection with the beneficial ownership of shares of Common Stock of Aquis Communications Group, Inc., a Delaware corporation formerly known as Paging Partners Corporation (the "Issuer"), the undersigned hereby agree to the joint filing on behalf of the undersigned of all filings with the Securities and Exchange Commission required pursuant to the Securities Exchange Act of 1934, as amended, including Rule 13d-1(a).

      This Joint Filing Agreement may be signed in counterpart copies.


                                          DEERFIELD CAPITAL, L.P.
                                          By Deerfield Partners, LLC,
                                          its General Partner


      Dated: April 9, 1999                /s/ John B. Frieling
                                          --------------------------------------
                                          By: John B. Frieling,
                                          Managing Director


                                          DEERFIELD PARTNERS, LLC


      Dated: April 9, 1999                /s/ John B. Frieling
                                          --------------------------------------
                                          By: John B. Frieling,
                                          Managing Director


      Dated: April 9, 1999                /s/ John B. Frieling
                                          --------------------------------------
                                          John B. Frieling


      Dated: April 9, 1999                /s/ Mark H. Sandler
                                          --------------------------------------
                                          Mark H. Sandler

                                    EXHIBIT C

                          REGISTRATION RIGHTS AGREEMENT

      AGREEMENT, dated as of March 31, 1999, by and among (i) Paging Partners Corporation, a Delaware corporation (the "Company"), and (ii) the stockholders (the "Aquis Stockholders") of Aquis Communications, Inc., a Delaware corporation ("Aquis"), and certain current stockholders of the Company (the "Original Stockholders"), each as named in the signature pages hereof (each individually a "Stockholder," and collectively the "Stockholders").

                                  Introduction

      Pursuant to the terms of an Agreement and Plan of Merger, dated as of November 6, 1998 (the "Merger Agreement"), by and among the Company, Aquis and Paging Partners Merger Corporation, a Delaware corporation, the Aquis Stockholders are collectively acquiring 8,892,076 shares of Common Stock, par value $.01 per share, of the Company (the "Paging Partners Common Stock"). The execution of this Agreement is a condition to the closing of the transactions contemplated by the Merger Agreement (the "Closing"). Capitalized terms used herein and not otherwise defined shall have the meanings given to them in the Merger Agreement.

      NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

      1. Demand Registration Rights.

            (a) At any time after the date that is eighteen (18) months from the date of the Closing, if holders of a majority of the Registrable Securities (as defined in Section 4 hereof) request the Company to file a registration statement under the Securities Act of 1933, as amended (the "Act"), for a firm commitment underwritten public offering of Registrable Securities with an anticipated aggregate offering price, net of underwriting discounts and commissions, of at least $5,000,000 (the "Minimum Registration Amount"), the Company shall (i) within 10 days notify all holders of Registrable Securities of such request and (ii) use its best efforts to so register under the Act the Registrable Securities initially requested to be registered and the Registrable Securities of all holders who request within 30 days after receiving the Company's notice that their Registrable Securities be included therein. The Company is obligated to effect a maximum of three (3) such demand registrations, which shall not be within the same six-month period.

            (b) If the underwriter managing the offering determines that, because of marketing considerations, all of the Registrable Securities requested to be registered may not be included in the offering, the underwriter may reduce the number of Registrable Securities included therein. If any such reduction results in the inclusion of less than 50% of the

Registrable Securities requested to be included therein, the holders of Registrable Securities shall have the right to one additional registration under this Section 1.

            (c) If the Company, for its own or others' account, includes in any registration required under this Section 1 a number of shares other than Registrable Securities that exceeds the number of Registrable Securities to be included, then such registration shall be deemed to be a registration under
Section 2 instead of this Section 1. In all other cases, where the Company includes in such registration any shares other than Registrable Securities, such registration shall remain subject to this Section 1, provided that in no event shall other shares be included if such inclusion would (i) prevent holders of Registrable Securities from registering all Registrable Securities requested by them or (ii) adversely affect the offering price of the Registrable Securities in such registration.

            (d) Notwithstanding anything to the contrary in this Agreement, (i) if a registration requested under this Section 1 does not become effective because certain Stockholders who requested registration elect not to register Registrable Securities held by such Stockholders, and, as a result of such election, the aggregate offering price, net of underwriting discounts and commissions, falls below the Minimum Registration Amount, and (ii) if the Company has complied with all of its obligations hereunder up to the time of such election, the Stockholders will be deemed to have exercised one (1) of their registrations under this Section 1.

      2. Piggyback Registration Rights.

            (a) At any time after the date that is six (6) months from the date of the Closing, if the Company proposes to register any Common Stock for its own or others' account under the Act, other than (i) a registration relating to employee benefit plans, (ii) a registration solely relating to shares to be sold under Rule 145 under the Act, or (iii) a registration pursuant to Section 2 of the Existing Registration Rights Agreements (as defined in Section 12 hereof), the Company shall give each holder of Registrable Securities prompt written notice of its intent to do so. Upon the written request of any such holder given within 15 days after receipt of such notice, the Company will use its best efforts to cause to be included in such registration all of the Registrable Securities that such holder requests.

            (b) If the Company is advised in writing in good faith by any managing underwriter of the securities being offered pursuant to any registration statement under this Section 2 that, because of marketing considerations, the number of shares to be sold by persons other than the Company is greater than the number of such shares that can be offered without adversely affecting the offering, the Company may reduce pro rata the number of shares offered for the accounts of such persons (based upon the number of shares requested by each such person to be included in the registration) in the following manner:

                  (i) the securities requested to be registered by persons, other than (A) the Stockholders or (B) the parties to the Existing Registration Rights Agreements, who by virtue of agreements with the Company are entitled to include their securities in any such registration shall be excluded from such registration to the extent required by such limitation, and

                  (ii) if a limitation on the number of shares is still required, the securities being sold for the account of the Stockholders shall be excluded from such registration to the extent required by such limitation, it being acknowledged that such securities shall be excluded prior to exclusion of securities requested to be registered by the parties to the Existing Registration Rights Agreements.

      3. Form S-3 Registration Rights. If, at any time after the date that is eighteen (18) months from the date of the Closing, at a time when Form S-3 is available for such registration, the Company shall receive from any holder of Registrable Securities a written request or requests that the Company effect a registration on Form S-3 of any of such holder's Registrable Securities, the Company will promptly give written notice of the proposed registration to all other holders of Registrable Securities and, as soon as practicable, effect such registration and all related qualifications and compliances as may be requested and as would permit or facilitate the sale and distribution of all Registrable Securities as are specified in such request and any written requests of other holders given within 15 days after receipt of such notice. The Company shall have no obligation to effect a registration under this Section 3 (a) unless the aggregate offering price of the Registrable Securities requested to be sold pursuant to such registration is expected to be equal to or greater than $1,000,000 and, (b) more often than once in any six-month period for holders of Registrable Securities. The Company is obligated to effect a maximum of three
(3) registrations under this Section 3. Any registration under this Section 3 will not be counted as a registration under Section 1 above.

      4. Registrable Securities; Stock Equivalents.

            (a) As used herein, "Registrable Securities" means (i) the shares of Paging Partners Common Stock acquired by any Aquis Stockholder pursuant to the Merger Agreement or any shares of Paging Partners Common Stock owned by any Original Stockholder on the date hereof; (ii) any other shares of Paging Partners Common Stock acquired (or that may be acquired upon the exercise or conversion of securities for or into shares of Paging Partners Common Stock) by any Stockholder pursuant to any preemptive right, rights of first refusal or otherwise; and (iii) any other securities of Paging Partners or any other person issued in respect of any such securities (as a result of stock splits, stock dividends, reclassifications, recapitalizations, mergers or other events); provided, however, that such securities shall cease to be Registrable Securities upon (i) any sale pursuant to a registration statement under the Act or (ii) any sale pursuant to Rule 144 under the Act.

            (b) Whenever reference is made in this Agreement to a request or consent of holders of a certain percentage of Registrable Securities, the determination of such percentage shall include shares of Paging Partners Common Stock issuable upon conversion of any convertible securities or exercise of any options, warrants or other rights that are held by persons or entities who are holders of Registrable Securities or who would hold Registrable Securities upon the conversion or exercise of such convertible securities, options, warrants or other rights.

      5. Effective Registration Statement. A registration requested pursuant to this agreement will not be deemed to have been effected unless the registration statement relating thereto has become effective under the Act. If, after a registration statement has become effective, the offering of Registrable Securities pursuant to such registration is interfered with by any stop order, injunction or other order or requirement of the Commission or other governmental agency or court, such registration will be deemed not to have been effected.

      6. Selection of Underwriter. The underwriter of any offering registered under Section 1 shall be selected by holders of a majority of the Registrable Securities, provided that such underwriter shall be reasonably acceptable to the Company. The underwriter of any offering registered under Section 2 shall be selected by the Company.

      7. Registration Procedures. If and whenever the Company is required by the provisions of this Agreement to use its best efforts to effect the registration of any of the Registrable Securities under the Act, the Company shall:

            (a) expeditiously (and, in the case of a registration under Section 1, within 90 days of any request thereunder) file with the Securities and Exchange Commission (the "Commission") a registration statement, in form and substance required by the Act, with respect to such Registrable Securities and use its best efforts to cause that registration statement to become effective;

            (b) expeditiously prepare and file with the Commission any amendments and supplements to the registration statement and the prospectus included in the registration statement as may be necessary to keep the registration statement effective, in the case of a firm commitment underwritten public offering, until completion of the distribution of all securities described therein and, in the case of any other offering, until the earlier of the sale of all Registrable Securities covered thereby or 120 days after the effective date thereof;

            (c) expeditiously furnish to each holder that requested that Registrable Securities be included in such registration, such reasonable numbers of copies of the prospectus, including a preliminary prospectus, in conformity with the requirements of the Act, and such other documents as such holder may reasonably request in order to facilitate the public sale or other disposition of the Registrable Securities owned by such holder;

            (d) expeditiously use its best efforts to register or qualify the Registrable Securities covered by the registration statement under the securities or Blue Sky laws of such states as the holders thereof shall reasonably request, and do any and all other acts and things that may be necessary or desirable to enable the holders thereof to consummate the public sale or other disposition in such states of the Registrable Securities owned by the holders; provided, however, that the Company shall not be required in connection with this paragraph (d) to qualify as a foreign corporation or execute a general consent to service of process in any jurisdiction;

            (e) in connection with each registration pursuant to Sections 1, 2 and 3 above covering an underwritten public offering, the Company and each participating holder agrees to enter into a written agreement with the managing underwriter in such form and containing such provisions (including, if the underwriter so requests, customary contribution provisions on the part of the Company) as are customary in the securities business for such an arrangement between such underwriter and companies of the Company's size and investment stature, provided that the holders shall not be obligated to enter into any such underwriting agreement if the indemnification provisions thereof are more burdensome on such holder than those contained herein or if any standback requirement therein is for a period that exceeds the period required by this Agreement;

            (f) at the request of any participating holder, the Company will furnish to each underwriter, if any, and the participating holders, in connection with a registration pursuant to Section 1, a legal opinion of its counsel and a letter from its independent certified public accountants, each in customary form and substance, at such time or times as such documents are customarily provided in the type of offering involved;

            (g) whenever the Company is registering any Common Stock under the Act and a holder of Registrable Securities is selling securities under such registration or determines that it may be a controlling person under the Act, the Company will keep such holder advised in writing of the initiation, progress and completion of such registration, will allow such holder and such holders's counsel to participate in the preparation of the registration statement and to have access to all relevant corporate records, documents and information, will include in the registration statement such information as such holder may reasonably request and will take all such other action as such holder may reasonably request, provided that such holder has executed an agreement containing customary provisions with respect to the use and confidentiality of such information;

            (h) each holder of Registrable Securities included in a registration shall furnish to the Company such information regarding such holder and the distribution proposed by such holder as the Company may reasonably request in writing and as shall be required in connection with the registration, qualification or compliance referred to in this Agreement;

            (i) as of the effective date of any registration statement relating thereto, use its best efforts to cause all such Registrable Securities to be listed on each securities exchange on which similar securities issued by the Company are then listed and the Company meets the published criteria for such listing, and, if not so listed, to be listed on the NASDAQ Stock Market National Market System or the NASDAQ SmallCap Market; and

            (j) as of the effective date of any registration statement relating thereto, provide a transfer agent and registrar for all such Registrable Securities.

      8. Expenses. The Company will pay all expenses incurred by the Company in complying with this Agreement, including, without limitation, all registration and filing fees, exchange listing fees, printing expenses, transfer taxes, fees and expenses of counsel for the Company and the reasonable fees and expenses of one counsel selected by the holders of Registrable Securities to be included in such registration to represent them (not to exceed $25,000 with respect to any such registration), state Blue Sky fees and expenses, and the expense of any special audits incident to or required by any such registration, but excluding underwriting discounts and selling commissions relating to the sale of the Registrable Securities, whether or not such registration becomes effective.

      9. Notification. The Company shall promptly notify each holder of Registrable Securities covered by any registration statement of any event that results in the prospectus included in such registration statement, as then in effect, containing an untrue statement of a material fact or omitting to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing.

      10. Indemnification and Contribution.

            (a) Indemnification by the Company. The Company shall indemnify and hold harmless each holder of Registrable Securities included in any registration, its officers, directors and partners, as applicable, each underwriter of the Registrable Securities being sold by such holder, and each controlling person of any of the foregoing, against all claims, losses, damages and liabilities (or actions in respect thereof) arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any prospectus, offering, circular, or other document relating to such Registrable Securities (or in any related registration statement, notification or the like) or any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or any violation by the Company of the Act, or the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or any applicable state securities laws, or any rule or regulation promulgated thereunder, applicable to the Company and relating to action or inaction required of the Company in connection with any registration, qualification or compliance contemplated by this Agreement, and will reimburse each such holder, and each such underwriter and controlling person for any legal or any other expenses reasonably incurred in connection with investigating or defending any such claim, loss, damage, liability or action, whether or not resulting in liability; provided, however, that the Company will not be liable in any such case to the extent that any such claim, loss, damage or liability (i) arises out of or is based on any untrue statement or omission based upon and in conformity with written information furnished to the Company by such holder or underwriter and stated to be specifically for use therein, or (ii) results solely from the failure of such holder to deliver a copy of the registration statement, prospectus, offering circular or any amendments or supplements thereto after the Company has furnished such holder with a sufficient number of copies thereof.

            (b) Indemnification by the Holders of Registrable Securities. Each participating holder of Registrable Securities shall indemnify and hold harmless the Company, each of its directors, each of its officers who has signed the registration statement, each underwriter, each other participating holder of Registrable Securities, its officers, directors and partners, as applicable and each controlling person of any of the foregoing, against all claims, losses, damages and liabilities (or actions in respect thereof) arising out of or based on any untrue statement (or alleged untrue statement) of a material fact contained in any prospectus, offering circular, or other document relating to the Registrable Securities (or in any related registration statement, notification or the like) or any omission (or alleged omission) to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, or by the failure of such holder to deliver a copy of the registration statement, prospectus, offering circular, or any amendments or supplements thereto after the Company has furnished the holder with a sufficient number of copies thereof, and will reimburse the Company and each such director, officer or controlling person for any legal or any other expenses reasonably incurred in connection with investigating or defending any such claim, loss, damage, liability or action, provided, however, that no holder of Registrable Securities will be liable in any such case except to the extent that any such claim, loss, damage or liability arises out of any untrue statement or omission based upon and in conformity with written information furnished to the Company by such holder and stated to be specifically for use therein, and provided, further, that no holder of Registrable Securities will be liable under this Section for losses, costs, damages or expenses exceeding in the aggregate the net proceeds to such holder in such offering.

            (c) Procedures for Indemnification. Each party entitled to indemnification under Subsection (a) or (b) (the "Indemnified Party") shall give notice to the party required to provide indemnification (the "Indemnifying Party") promptly after such Indemnified Party has actual knowledge of any claim as to which indemnity may be sought, and shall permit the Indemnifying Party to assume the defense of any such claim or any litigation resulting therefrom; provided, that counsel for the Indemnifying Party, who shall conduct the defense of such claim or any litigation resulting therefrom, shall be approved by the Indemnified Party (whose approval shall not be unreasonably withheld); and, provided, further, that the failure of any Indemnified Party to give notice as provided herein shall not relieve the Indemnifying Party of its obligations under this Agreement except to the extent the Indemnifying Party is prejudiced thereby. The Indemnified Party may participate in such defense at such party's expense; provided, however, that the Indemnifying Party shall pay the reasonable fees and expenses of not more than one counsel selected by the Indemnified Parties and reasonably acceptable to the Indemnifying Party, if the Indemnified Party shall believe in good faith that representation of such Indemnified Party by the counsel retained by the Indemnifying Party would be inappropriate due to actual or potential differing interests between the Indemnified Party and any other party represented by such counsel in such proceeding. No Indemnifying Party, in the defense of any such claim or litigation shall, except with the consent of each

Indemnified Party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party of a release from all liability in respect of such claim or litigation, and no Indemnified Party shall consent to entry of any judgment or settle such claim or litigation without the prior written consent of the Indemnifying Party.

            (d) Contribution. If the indemnification provided for in Subsections
(a) or (b) is unavailable to any Indemnified Party thereunder in respect of any losses, claims, damages or liabilities (or actions in respect thereof) referred to in such Sections, then each person or entity that would have been an Indemnifying Party thereunder shall contribute to the amount paid or payable by such Indemnified Party as a result of such losses, claims, damages or liabilities (or actions in respect thereof) in such proportion as is appropriate to reflect the relative fault of the Indemnifying Party on the one hand and such Indemnified Party on the other. The relative fault shall be determined by reference to, among other things, whether any untrue or alleged untrue statement of a material fact or the omission or alleged omission to state a material fact relates to information supplied by the Indemnifying Party or such Indemnified Party, and the parties' relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission, or whether such losses, claims, damages or liabilities (or actions in respect thereof) arose out of the action or failure to act of one or more of such parties. Notwithstanding the foregoing, (i) no holder of Registrable Securities will be required to contribute any amount in excess of the net proceeds to such holder of all Registrable Securities sold by such holder pursuant to such registration statement, and (ii) no person or entity guilty of fraudulent misrepresentation, within the meaning of Section 11(f) of the Act, shall be entitled to contribution from any person or entity who is not guilty of such fraudulent misrepresentation.

      11. Reports Under Exchange Act. With a view to making available to the holders of Registrable Securities the benefits of Rule 144 promulgated under the Act and any other rule or regulation of the Commission that may at any time permit a holder to sell securities of the Company to the public without registration or pursuant to a registration on Form S-3, the Company agrees to use its best efforts to satisfy the requirements of all such rules and regulations (including the requirements for public information, registration under the Exchange Act and timely reporting to the Commission) at the earliest possible date. The Company will furnish to each holder of Registrable Securities, whenever requested, a written statement as to its compliance with the reporting requirements of Rule 144, the Act and the Exchange Act, a copy of its most recent annual or quarterly report, and such other reports and information filed by the Company as the Stockholder may reasonably request in connection with the sale of Registrable Securities without registration.

      12. Registration Rights of Others. Other than as stated in this Agreement, the Company will not, without the prior written consent of the Stockholders, grant to any other person or entity the right to (a) require the Company to initiate the registration of any securities or (b) require the Company to include in any registration, securities owned by such holder, unless under the terms of such arrangement such holder may include securities in such registration only to the extent that the inclusion thereof does not limit the number of Registrable Securities included therein or adversely affect the offering price thereof. Other than as stated in this Agreement, and with the exception of certain rights granted pursuant to a Registration Rights Agreement dated as of May 7, 1996 by and between the Company and the purchasers named therein and a Registration Rights Agreement dated as of March 10, 1997 by and between the Company and the purchasers named therein (collectively, the "Existing Registration Rights Agreements"), the Company represents and warrants that it has not granted any person or entity the right to require the Company to initiate the registration of any securities or include in any registration any securities owned by such holder.

      13. Lock-Up Agreement. Each holder of Registrable Securities agrees that in connection with any public offering of the Company's Common Stock, and upon the request of the managing underwriter in such offering, such holder will not sell, grant any option for the purchase of, or otherwise dispose of any of the Company's securities held by such holder (other than those included in such registration) without the prior written consent of such underwriter, for such period of time as may be requested by such underwriter (not to exceed 180 days after the effective date of such registration).

      14. Restrictions on Registration. The Company shall not be obligated to effect any registration within six months after the effective date of registration in which the holders of Registrable Securities were given the opportunity to participate pursuant to Section 2, provided that all of the Registrable Securities requested by such holders were registered in such registration. The Company may postpone each registration requested by the holders of the Registrable Securities once for up to three months if the Company's Board of Directors determines in good faith that such registration can be reasonably expected to have a material adverse effect on any material transaction or series of transactions in which the Company is engaging or intends to engage.

      15. Restrictive Legend. Each certificate representing Registrable Securities shall, except as otherwise provided in this Section 15 or in Section 16, be stamped or otherwise imprinted with a legend substantially in the following form:

      "THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR ANY STATE SECURITIES LAWS AND MAY NOT BE TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS IT HAS BEEN REGISTERED UNDER SUCH ACT AND ALL SUCH APPLICABLE LAWS OR AN EXEMPTION FROM REGISTRATION IS AVAILABLE."

A certificate shall not bear such legend if (a) the securities represented thereby have been effectively registered and disposed of in accordance with the registration requirements of the Act and any applicable state securities laws, or (b) in the opinion of counsel satisfactory to the Company, the securities represented thereby may be publicly sold without registration under the Act and any applicable state securities laws.

      16. Notice of proposed Transfer. Prior to any proposed transfer of any Registrable Securities (other than under the circumstances described in Sections 1, 2 or 3 hereof), the holder thereof shall give written notice to the Company of its intention to effect such transfer. Each such notice shall describe the manner of the proposed transfer and, if requested by the company, shall be accompanied by an opinion of counsel satisfactory to the Company to the effect that the proposed transfer may be effected without registration under the Act and any applicable state securities laws, whereupon the holder of such stock shall be entitled to transfer such stock in accordance with the terms of its notice; provided, however, that no such opinion of counsel shall be required for a transfer to one or more partners or retired partners of the transferor (in the case of a transferor that is a partnership), a beneficiary of the transferor (in the case of a transferor that is a trust), or to a stockholder or an affiliated corporation of the transferor (in the case of a transferor that is a trust), or to a stockholder or an affiliated corporation of the transferor (in the case of a transferor that is a corporation). Each certificate for Registrable Securities transferred as above provided shall bear the legend set forth in Section 15, except that such certificate shall not bear such legend if (i) such transfer is in accordance with the provisions of Rule 144 (or any other rule permitting public sale without registration under the Securities Act) or (ii) the opinion of counsel referred to above is to the further effect that the transferee and any subsequent transferee (other than an affiliate of the Company) would be entitled to transfer such securities in a public sale without registration under the Act. The restrictions provided for in this Section 16 shall not apply to securities that are not required to bear the legend prescribed by Section 15 in accordance with the provisions of that Section.

      17. Notices. All notices, demands, requests or other communications hereunder shall be in writing and shall be deemed to have been duly given if delivered in person, or by United States mail, certified or registered with return receipt requested, or by nationally recognized overnight courier service, to the addresses of the respective parties for notices in accordance with the Merger Agreement (or, if the address of a holder of Registrable Securities is not included therein, at the address of such holder on the Company's stock records).

      18. Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns, including any subsequent holders of Registrable Securities, provided that such successors and assigns agree in writing to be bound by this Agreement.

      19. Survival. This Agreement, including without limitation the obligation of the parties under Section 10 hereof, shall survive indefinitely.

      20. Severability and Governing Law. If any provision of this Agreement is rendered void, invalid or unenforceable by any court of law for any reason, such invalidity or unenforceability shall not void or render invalid or unenforceable any other provision of this Agreement. This Agreement is governed by and construed in accordance with the internal laws of the State of Delaware.

      21. Amendments, Etc. This Agreement may be changed, waived, discharged or terminated only with the written consent of the Company and the holders of a majority of the Registrable Securities.

      22. Counterparts. This Agreement may be executed in one or more counterparts, and with counterpart signature pages, each of which shall be an original, but all of which together shall constitute one in the same Agreement.

      IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as a sealed instrument as of the date first above written.

                              PAGING PARTNERS CORPORATION


                              By: /s/ Jeffrey M. Bachrach
                                  --------------------------------------
                                  Name: Jeffrey M. Bachrach
                                  Title: Vice President, Secretary, Treasurer

                              AQUIS STOCKHOLDERS

                              DEERFIELD PARTNERS, LLC


                                   By: /s/ John B. Frieling
                                       ---------------------------------
                                       John B. Frieling
                                       Manager

                                   DEERFIELD CAPITAL, L.P.

                                   By: Deerfield Partners, LLC,
                                         its general partner


                                   By: /s/ John B. Frieling
                                       ---------------------------------
                                       John B. Frieling
                                       Manager

                                   SELECT PAGING INVESTORS, L.P.

                                   By: Select Capital Corporation
                                       its general partner


                                   By: /s/ Michael E. Salerno
                                       ---------------------------------
                                       Michael E. Salerno
                                       Managing Director

                                   R&S LIMITED PARTNERSHIP

                                   By:  Randy Byrnes
                                        its general partner


                                   By: /s/ Randy Byrnes
                                       ---------------------------------
                                       Randy Byrnes

                                   TAYLOR VENTURES, LLC


                                   By: /s/ Steven Levine
                                       ---------------------------------
                                       Steven Levine
                                       Manager

                                   CARLISLE CARRIER CORP


                                   By: /s/ David L. Metzler
                                       ---------------------------------
                                       David L. Metzler


                                   /s/ Patrick M. Egan
                                   -------------------------------------
                                   Patrick M. Egan


                                   /s/ John X. Adiletta
                                   -------------------------------------
                                   John X. Adiletta


                                   /s/ J.F. Grove, III
                                   -------------------------------------
                                   J.F. Grove, III


                                   /s/ J.F. Grove, III, GRAT 3
                                   -------------------------------------
                                   J.F. Grove, III, GRAT 3


                                   /s/ Joseph F. Roda
                                   -------------------------------------
                                   Joseph F. Roda


                                   /s/ Roy K. Smoker
                                   -------------------------------------
                                   Roy K. Smoker


                                   /s/ Carl Vizzi
                                   -------------------------------------
                                   Carl Vizzi


                                   /s/ Richard Witwer
                                   -------------------------------------
                                   Richard Witwer

                                   /s/ Nancy Witwer
                                   -------------------------------------
                                   Nancy Witwer


                                   /s/ R.A. Ortenzio
                                   -------------------------------------
                                   R.A. Ortenzio


                                   /s/ Robert Ortenzio
                                   -------------------------------------
                                   Robert Ortenzio


                                   /s/ Martin Ortenzio
                                   -------------------------------------
                                   Martin Ortenzio


                                   /s/ Michael E. Salerno
                                   -------------------------------------
                                   Michael E. Salerno


                                   /s/ James David Novinger
                                   -------------------------------------
                                   James David Novinger


                                   /s/ Floyd W. Warner
                                   -------------------------------------
                                   Floyd W. Warner


                                   /s/ James W. Lees
                                   -------------------------------------
                                   James W. Lees


                                   /s/ Robert Greene
                                   -------------------------------------
                                   Robert Greene


                                   /s/ Larry Dipetro
                                   -------------------------------------
                                   Larry Dipetro


                                   /s/ William Patton
                                   -------------------------------------
                                   William Patton


                                   /s/ John Toedtman
                                   -------------------------------------
                                   John Toedtman


                                   /s/ Richard Owens
                                   -------------------------------------
                                   Richard Owens


                                   /s/ Stephen G. Schueren
                                   -------------------------------------
                                   Stephen G. Schueren

                              ORIGINAL STOCKHOLDERS


                              /s/ Leonard Fink
                              -------------------------------------------
                              Leonard Fink


                              /s/ Nancy Fink
                              -------------------------------------------
                              Nancy Fink


                              /s/ Richard Giacchi
                              -------------------------------------------
                              Richard Giacchi


                              /s/ Robert Davidoff
                              -------------------------------------------
                              Robert Davidoff


                              CMNY CAPITAL I, L.P.

                              By:   Robert Davidoff, its General Partner


                              By:  /s/ Robert Davidoff
                                   --------------------------------------
                                   Name:
                                   Title:

                              CMNY CAPITAL II, L.P.

                              By:   Robert Davidoff, its General Partner


                              By:  /s/ Robert Davidoff
                                   --------------------------------------
                                   Name:
                                   Title: